

Medicure To Announce Fiscal Year 2015 Financial Results on March 30, 2016

WINNIPEG, March 23, 2016 - Medicure Inc. ("Medicure") (TSXV:MPH, OTC:MCUJF), a specialty pharmaceutical company, will release financial results for the fourth quarter and fiscal year ended December 31, 2015 after market close on Wednesday, March 30, 2016. Medicure will hold a conference call and webcast regarding the results on Thursday, March 31 2016, at 7:30 AM Central Time (8:30 AM Eastern Time).
Conference Call Info:

Topic: Medicure's Fiscal Year 2015 Results

Call date: Thursday March 31, 2016

Time: 7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll-free: 1 (866) 285-7719   (Canada Toll: 1 (647) 317-3076)

United States toll-free: 1 (800) 920-7487 (US Toll: 1 (404) 920-1710)

Passcode: 5987 971 #

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following: http://www.medicure.com/investors.html

You may request international country-specific access information by e-mailing the company in advance. Management will accept and answer questions related to the financial results and its operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the company's website.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc.   For more information on Medicure please visit www.medicure.com.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts